GREEN VISTA CAPITAL, LLC

FINANICAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2021

REPORT PURSUANT TO RULE 17A-5

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70101

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Green Vista Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 N. Park Avenue
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Van Staden	407-878-1215	philip@greenvistacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries
(Name – if individual, state last, first, and middle name)

11780 US HWY 1 Suite 308	Palm Beach Gardens	FL	33408
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philippus van Staden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Green Vista Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ASHLEY E JACOBS
Notary Public - State of Florida
Commission # HH 135589
My Comm. Expires May 27, 2025
Bonded through National Notary Assn.

Signature: [signature]

Title:
CEO and COO

Notary Public [signature: Ashley E. Jacobs]

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GREEN VISTA CAPITAL, LLC
TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Green Vista Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Green Vista Capital, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Green Vista Capital, LLC's auditor since 2019.

Denver, Colorado
February 25, 2022

GREEN VISTA CAPITAL, LLC

Statement of Financial Condition
December 31, 2021

ASSETS	
Cash and cash equivalents	$4,484,787
Commissions receivable	489,020
Due From Affiliate	1,500
Due From Representative	7,172
Prepaid expenses	81,926
Security Deposit	4,041
Right-of –use Assets	67,844
Leasehold Improvements	38,694
Accumulated Depreciation	(26,312)
Total assets	$5,148,672
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$89,178
Commissions Payable	192,481
Due to Affiliates	
Lease Liabilities	71,654
Total Liabilities	353,313
Commitments and Contingencies	
Member's Equity	4,795,359
Total Liabilities and Member's Equity	$5,148,672

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION – Green Vista Capital, LLC (the "Company") is a Florida Limited Liability Company owned by Green Vista Holdings, LLC. (the "Owner"). The Company is a registered broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In its capacity as a broker/dealer, the Company is a managing broker dealer for direct private placements offered under Rule 506 (b). The Company sells direct private placements to accredited investors.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks. Cash deposits in banks, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents and believes that there is no significant risk with respect to these deposits.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivables are recorded on a transaction close date basis. Receivables are stated at the amount management expects to collect from outstanding balances. The Commissions Receivable balance for the year ended December 31, 2021 totaled $489,020.

The Company will account for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of clients, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances will be charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is no allowance reserve for the year ended December 31, 2021.

REVENUE RECOGNITION – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from General Accepted Accounting Principles ("GAAP"). The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price. The ASU also requires new qualitative and quantitative disclosures, including disaggregation of revenues and description of performance obligations.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

REVENUE RECOGNITION (CONT'D)

This ASU was adopted by the Company on January 1, 2018. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amounts of its revenue recognition under the ASU. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from the ASU and are largely consistent with existing guidance and current practices applied by the Company.

Commission revenue and broker dealer fees originate from manager broker dealer agreements and selling agreements, respectively, with various customers. The Managing Broker dealer agreement appoints the Company as an authorized agent that offers the sale of units of the entities being offered in the agreement. Selling agreements give the Company the right to participate as a member of the selling group to solicit subscriptions for securities in the subscription agreement. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as a single performance obligation and the related commission revenues and broker dealer fees are recorded at the point in time when all significant items relating to the sale of units process have been completed and the amount of the commission revenue has been determined.

INCOME TAXES - The Company is treated as a disregarded entity for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses flow thru to the tax return of its member and are taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax position taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities since its inception in 2018.

OVERHEAD EXPENSES - This category reflects all expenses related to payroll, employee benefits and rent. For the year ended December 31, 2021, overhead expenses amounted to $501,989.

LEASES – The Company adopted the new guidance for leases prospectively effective January 1, 2021. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

LEASE (CONT'D)

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Owner and sole member, Green Vista Holdings, LLC. The Company pays the Owner professional fees for services rendered. The professional fees through December 31, 2021 represents cost associated with strategic planning, business development, general management, and other related expenses. Professional fees for the year ended December 31, 2021 totaled $222,102 and are included within professional fees in the accompanying statement of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the first year of operations at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

At December 31, 2021, the Company had excess net capital of $4,180,218 and a net capital ratio of 0.07 to 1.

NOTE 4 - CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims in the normal course of business. In 2021 the firm was named in two FINRA arbitrations. Neither client incurred any losses actual losses. In January 2022 one of the cases were settled for $150,000 to save the firm from unnecessary litigation. The second case is still awaiting arbitration. Management believes it has meritorious defense of the remaining matter and intends to vigorously defend itself

NOTE 5 – LEASES

The Company has operating leases for office spaces. These leases have remaining terms ranging from one and a half year to three year and a half year and do not contain options to either extend or terminate the leases.

The components of lease expense for the year ended December 31, 2021 were as follows:

Note 4 – Leases (CONT'D)

Operating lease costs:	
Amortization of right-of-use assets	$ 49,345
Interest on operating lease liabilities	2,515
Total operating lease costs	$ 51,856

Supplemental Statement of Financial Condition at December 31, 2021, relating to leases were as follows:

Operating Leases:	
Right-of-use assets	$ 117,190
Accumulated amortization	49,345
Right-of-use assets, net	$ 67,845
Operating lease liabilities	$ 71,654
Weighted Average Remaining Lease Terms:	
Operating Leases	2.3 years
Weighted Average Discount Rate:	
Operating Leases	2.5%

NOTE 6 – RENT

The Company entered into two operating lease agreements one in July 2018 and the second agreement in January 2019. The agreement entered in July 2018 was cancelled in June 2021. The rent expense for the year ended December 31, 2021 totaled $68,338 The following are the future minimum lease payments for the leases:

Year Ending December 31,	Operating Lease Payments
2022	$54,576
2022	$18,376
Total Future Minimum Lease Payments	$72,952
Less Implied Interest	(1,298)
Lease Liability	$ 71,654

NOTE 7 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2021 and determined that there are no material events that would require disclosure in the Company's financial statement.